UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934
WisdomTree International LargeCap Dividend Fund
(Name of Issuer)
Exchange Traded Fund (ETF)
(Title of Class of Securities)
97717W794
(CUSIP Number)
12/31/2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant* to which this Schedule is filed:

	[X]  Rule 13d-1(b)

	[_]  Rule 13d-1(c)

	[_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting* persons initial filing on this form with respect to the subject class* of securities, and for any subsequent amendment containing information* which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not* be deemed to be filed for the purpose of Section 18 of the Securities* Exchange Act of 1934 (Act) or otherwise subject to the liabilities of* that section of the Act but shall be subject to all other provisions* of the Act (however, see the Notes).


1.	NAMES OF REPORTING PERSONS: Cutler Investment Counsel, LLC
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	20-0164579

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) [  ]  (b) [  ]


3.	SEC USE ONLY


4.	CITIZENSHIP OR PLACE OF ORGANIZATION: State of Oregon


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSONS WITH:

5.	SOLE VOTING POWER: 365,838
6.	SHARED VOTING POWER: 0
7.	SOLE DISPOSITIVE POWER: 365,838
8.	SHARED DISPOSITIVE POWER: 0


9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 365,858


10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
	(See Instructions) [  ]


11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 5.19%


12.	TYPE OF REPORTING PERSON (See Instructions): IA

Item 1(a)	Name of Issuer:

		Wisdomtree Trust

Item 1(b)	Address of issuer's principal executive offies:

		245 Park Avenue, 35th Floor
		New York, NY 10167

Item 2(a)	Name of person filing:

		CUTLER INVESTMENT COUNSEL, LLC

Item 2(b)	Address or principal business office or, if none, residence:

		525 Bigham Knoll
		Jacksonville, OR 97530

Item 2(c)	Citizenship:

		US.  Organized in Oregon.

Item 2(d)	Title of Class of Securities:

		Exchange Traded Fund

Item 2(e)	CUSIP No.:

		97717W794

Item 3.		If this statement is filed pursuant to Rule 13-d-1(b), or 13d-2(b)*
		or (c), check whether the person filing is a:

		(a) [ ] Broker or dealer registered under section 15 of the Act* (15 U.S.C. 78o);

		(b)  [  ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.*
		78c);

		(c) [ ] Insurance company as defined in section 3(a)(19) of the* Act (15 U.S.C. 78c);

		(d) [ ] An investment company registered under section 8 of the* Investment Company Act of 1940 (15 U.S.C. 80a-8);

		(e)  [X] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

		(f)  [  ] An employee benefit plan or endowment fund in accordance with*
		Rule 13d-1(b)(1)(ii)(F);

		(g)  [  ] A parent holding company or control person in accordance with*
		Rule 13d-1(b)(1)(ii)(G);

		(h) [ ] A savings association as defined in Section 3(b) of the* Federal Deposit Insurance Act (12 U.S.C. 1813);

		(i)  [  ] A church plan that is excluded from the definition of an*
		investment company under section 3(c)(14) of the Investment Company*
		Act of 1940 (15 U.S.C. 80a-3);

		(j)  [  ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.		Ownership.

Provide the following information regarding the aggregate number and* percentage of the class of securities of the issuer identified in Item 1.

		(a)	Amount beneficially owned: 365,838

		(b)	Percent of class: 5.16%

		(c)	Number of shares as to which the person has:

			(i)	Sole power to vote or to direct the vote: 365,858
			(ii)	Shared power to vote or to direct the vote: 0
			(iii)	Sole power to dispose or to direct the disposition of: 365,858
			(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.		Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the* date hereof the reporting person has ceased to be the beneficial owner* of more than 5 percent of the class of securities, check the following: [ ]

Item 6.		Ownership of More than 5 Percent on Behalf of Another Person.

Cutler Investment Counsel LLC serves a number of clients including registered* investment companies and owner of separately managed accounts who have the* right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities that are the subject of this filing* as of December 31, 2014 no Cutler clients owned separately 5% or more of the* class of the securities for which this filing covers.

Item 7.		Identification and Classification of the Subsidiary Which Acquired*
the Security Being Reported on by the Parent Holding Company or Control Person.

		Not applicable.

Item 8.		Identification and Classification of Members of the Group.

		Not applicable.

Item 9.		Notice of Dissolution of Group.

		Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the* securities referred to above were acquired and are held in the ordinary course* of business and were not acquired and are not held for the purpose or with the* effect of changing or influencing the control of the issuer of the securities* and were not acquired and are not held in connection with or as a participant* in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief* I certify that the information set forth in this statement is true* complete and correct.

		Date:	April ___, 2015

		By:  /s/ Brooke Ashland
		___________________________________________________
		Name: Brooke Ashland
		Title: Chief Compliance Officer